October 31, 2016

VIA EDGAR AND FEDERAL EXPRESS

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hydra Industries Acquisition Corp.
Revised Proxy Statement on Schedule PREM14A filed September 19, 2016
File No. 001-36689

Dear Ms. Wray:

Reference is made to the letter dated October 3, 2016 (the “Comment Letter”) addressed to A. Lorne Weil, Chief Executive Officer of Hydra Industries Acquisition Corp. (“Hydra” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Revised Proxy Statement on Schedule PREM14A filed September 19, 2016 (the “Proxy Statement”) filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Revised Proxy Statement on Schedule PREM14A

Risk Factors

Risk Factors Relating to Hydra Industries and the Business Combination

Certain material weaknesses in Target’s internal control over financial reporting …, page 42

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

1.       We note the discussion of certain material weaknesses in Target’s internal control over financial reporting. Please revise your disclosure to describe the nature of the material weaknesses in internal control over financial reporting.

The Proxy Statement has been revised in response to the Staff’s comment. See page 42.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet, page 60

2.       We note your response to prior comment 8. Please revise your disclosures to further clarify why the shareholder loan notes transferred to Hydra will become intercompany loans and eliminated in consolidation. That is, clarify whether the loans are being extinguished. Also, indicate whether the number of shares issued to effect the note transfer are included in the purchase price and number of shares outstanding as displayed in the table for footnote 7 on page 64.

The Sale Agreement provides that at the closing of the Business Combination, Hydra will purchase from the Selling Group both (i) all of the outstanding shares of capital stock of the Target currently owned by the Selling Group and (ii) all of the outstanding shareholder loan notes payable by the Target as payor to the members of the Selling Group as payees. Accordingly, upon consummation of the Business Combination, all of the shareholder loan notes would be payable by the Target as payor to Hydra as payee. Since Hydra would then own 100% of the Target’s capital stock, if the shareholder loan notes were to remain outstanding after the closing, the Target’s obligation in respect of such notes to Hydra would be eliminated in consolidation, as reflected in the pro forma combined financial information previously included in the Proxy Statement. However, it has now been determined that immediately following the closing the shareholder loan notes will be cancelled as a contribution by Hydra to the capital of the Target, and cease to be outstanding. Note 14 to the pro forma adjustments on page 62 and note 4 to the pro forma adjustments on page 66 have been revised to reflect this change. The aggregate consideration payable to the Selling Group pursuant to the Sale Agreement, payable in a combination of cash and shares of Hydra common stock, includes the purchase price for both the capital stock of the Target and the shareholder loan notes, and therefore the number of Hydra shares issued to effect Hydra’s acquisition of the shareholder loan notes are included in the purchase price and number of shares outstanding as set forth in the table accompanying note 7 on page 66.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

3.       We note your responses to prior comments 10 and 11. We further note that the determination of whose owners control the majority of the relative voting rights cannot be determined until after the redemptions have been completed. Thus, it appears as though either Hydra or the Target could be the accounting acquirer depending on the redemptions. Please tell us your consideration of presenting pro forma financial statements for both scenarios. Under the scenario where the Target is not identified as the acquiring entity, the disclosures should describe in detail the allocation of the purchase price to the tangible and intangible assets acquired and the related amortization period. In addition, you should consider disclosing the different purchase price consideration under the various scenarios. As part of your response, explain how you considered the transfer of the shareholder loan notes in your determination of the purchase price.

A total of 3,415,392 shares of Hydra’s common stock have now been redeemed in connection with the Company’s October 27, 2016 special meeting of stockholders to extend the date by which the Company must complete its initial business combination, leaving only 6,584,608 shares currently issued and outstanding. As a result, there is no reasonable pro forma scenario in which pre-existing holders of Hydra common stock would hold a majority of the voting shares immediately following the Business Combination on the basis of the other pro forma assumptions set forth in the Proxy Statement. Accordingly, the Company does not believe it is necessary or appropriate to present alternative pro forma financial statements for a hypothetical scenario in which Hydra would be treated as the accounting acquirer.

(Respectfully, the Company continues to believe that the Target would be properly identified as the acquiring entity for accounting purposes if it were not possible to determine ownership of a majority of the voting shares following the Business Combination, based on the consideration of additional factors required by GAAP, as discussed in the Company’s response to the Staff’s prior comments 10 and 11. However, further discussion of that approach appears irrelevant under the circumstances.)

Target’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 122

Results of Operations, page 128

4.       We note your response to prior comment 21. We further note that your Customer Gross Win per unit per day metric is based on the total cash generated in all SBG terminals in which the company takes a participation revenue share across all territories in the period, being the difference between the amounts staked less winnings to players. Please clarify whether the revenues used to determine your Customer Gross Win per unit per day metric are derived from your GAAP revenues.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

It is the case that Target’s US GAAP revenues are derived from Customer Gross Win per Day, and such revenue is recorded on a US GAAP basis. The majority of Target’s contracts entitle it to a percentage of either Customer Gross Win or Customer Net Win, so using Gross Win as a key performance indicator (“KPI”) is indicative of how the company will perform. The difference between Gross and Net Win is a deduction for Gaming duties which are generally stable but differ by territory. By looking at Customer Gross Win per day, the impact of tax changes and differing tax regimes is removed.

Stated simply, Target’s GAAP revenue is made up of:

Customer A participation revenue = Customer A SBG Average Installed Base x Customer A Net Win per Day x Inspired Gaming’s percentage Share x Number of Days PLUS

Customer A license revenue = Total license cost divided by contract length PLUS

Customer B participation revenue = Customer B SBG Average Installed Base x Customer B Net Win per Day x Inspired Gaming’s percentage Share x Number of Days PLUS

Customer C fixed fee revenue = Customer C average number of machines x fee per day x Number of Days

For Target’s metric SBG Average Installed Base, the above example would result in Customer A SBG Average Installed Base + Customer B SBG Average Installed Base.

Both Gross and Net Win KPI’s have been included for fuller visibility.

5.       Your disclosures appear to suggest that the following are key metrics: SBG end of period installed base, SBG average installed base, Virtual Sports live Customers #, and Virtual Sports revenue per customer. Please revise your disclosures to explain why you consider each of these metrics to be a key performance indicator. Your disclosures should explain how management uses these key performance indicators and how they correlate with your revenues.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

Target’s Management Discussion and Analysis of Financial Condition and Results of Operations has been updated to explain how each key metric is calculated, how management uses these key performance indicators and how they correlate with Target’s revenues.

Hydra Industries Acquisition Corp.

Condensed Financial Statements

Notes to the Consolidated Financial Statements

Note 7. Commitments and Contingencies

Registration Rights, page F-13

6.       Your response to prior comment 24 indicates that you provided revised disclosures to clarify that the registration rights agreements provide for no cash penalties or penalties resulting from delays in registering the common stock. We are not able to locate the revised disclosures in your filing. Please advise.

The Proxy Statement has been revised in response to the Staff’s comment. See page F-11 of Hydra’s Interim Financial Statements.

DMWSL 633 Limited

Condensed Consolidated Financial Statements

Report of Independent Auditor, page F-3

7.       We note your response to prior comment 25. Please make arrangements with the auditor to revise the report to state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please note that we will not continue to perform a detailed examination of your financial statements until an amendment is filed to correct the deficiency.

We have made such arrangements and as a result, the audits included in the amended filing were conducted under PCAOB standards.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

Notes to the Consolidated Financial Statements

Note 3. Segmental Reporting, page F-67

8.       We note your response to prior comment 35. Please identify your CODM and explain in greater detail how you determined that the SBG and Virtual Sports businesses are not separate operating segments. Clarify your statement that the CODM does not use the information to assess performance and allocate resources between the two in the way one would do between truly separate segments. Tell us how the CODM uses the revenue and cost of sales information related to the SBG and Virtual Sports businesses. Provide us with a detailed analysis of how you considered the guidance in paragraphs 1 through 9 of ASC 280-10-50 and the aggregation criteria outlined in ASC 280-10-50-11.

The Company previously noted that, per ASC 280-10-50-1b, an operating segment is one whereby its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. The Company confirmed that the CODM of the Target does review product and service revenues and direct cost of sales (excluding depreciation and amortization) related to SBG and Virtual Sports. The Company noted that the Target considered these to be product offerings, not operating segments, because the CODM does not use the information to assess performance and allocate resources between the two in the way one would do between truly separate segments. In light of the further questions raised by the Staff, particularly with regard to the detailed budgeting process, the Target has re-evaluated the degree of use made by the CODM in allocating resources between the two product offerings. Upon further consideration, the Target believes that the CODM does make sufficient use of the product performance data in the context of resource allocation to point more towards separate segments than product offerings.

It was previously noted that the financial information used by the CODM did not constitute discrete financial information in line with ASC 280-10-50-1c. However, the Target notes that, although not generally circulated in management information, certain additional discrete information on a product line basis is extracted from source accounting data for the specific purpose of budgeting and resource allocation. This additional information, albeit ad hoc, certainly adds to the quantum of discrete financial information.

In conclusion, while the Target believes there were sound reasons for considering the business to have one segment, it also recognizes that the evidence for two segments might be more compelling than originally determined. Recognizing the potential benefits to shareholders and other stakeholders going forward of having more granular data, the Target has included a two segment split in the revised financials, including data to the extent possible.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

With regard to paragraphs 1 through 9 of ASC 280-10-50:

50-1

An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

It is clear that both SBG and Virtual Sports engage in business activities, earning revenues and incurring costs, and also that results are reviewed regularly by the CODM. In considering if there are one or two operating segments, the Target carefully took into consideration the extent the CODM makes decisions around resource allocations, as described above, and also around the level of discrete information available.

While the majority of these reports do split out revenue and direct cost of sales (excluding depreciation and amortization) between SBG and Virtual Sports, and in some cases direct market costs, a large proportion of SG&A remains unallocated due to it being a shared resource. This includes parts of the operations team, non-capitalized costs of product development and innovation trams, as well as corporate functions. In addition, historically, the balance sheet has been viewed as one combined business and not split out. However, as noted above, the Target recognizes that for certain purposes, additional discrete information on a product line basis is made available.

50-2

An operating segment shall include components of a public entity that sell primarily or exclusively to other operating segments of the public entity if the public entity is managed that way. Information about the components engaged in each stage of production is particularly important for understanding vertically integrated public entities in certain businesses, for example, oil and gas entities.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

Paragraph 2 is not deemed to be applicable as neither SBG nor Virtual Sports sell primarily to other segments.

50-3

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.

Paragraph 3 is not deemed to be applicable as both SBG and Virtual Sports earn revenues, and have done so over the reportable period.

50-4

Not every part of a public entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the public entity and would not be operating segments.

For the purpose of the revised disclosure, the Target has an amount of costs and assets which are not allocated to a segment, being a shared resource.

50-5

The term chief operating decision maker identifies a function, not necessarily a manager with a specific title.

Please refer to additionally provided information below on the CODM.

50-6

For many public entities, the three characteristics of operating segments described in paragraph 280-10-50-1 clearly identify a single set of operating segments. However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

The information provided to the CODM and the board of directors included information shown in a variety of ways, including analysis across the whole Target group (particularly with regards to information on the Target’s cost base – including SG&A and depreciation and amortization) and geographical split. However, as detailed above, the reports also include an analysis of revenue and direct cost of sale (excluding depreciation and amortization) and in some cases direct costs, including service operation costs (those associated with the maintenance of SBG terminals) and market costs.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

50-7

Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.

50-8

The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment.

50-9

The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization.

As detailed in the additional information below, among the direct reports of the CODM, are Chief Operating Officers of SBG and Virtual Sports who have regular contact with the CODM and are involved in a number of discussions around assessing financial performance versus prior periods and internal targets, and are heavily involved in the forecasting process of the company, as well as longer term strategic plans.

50-11

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services;
b.	The nature of the production processes;
c.	The type or class of customer for their products and services;

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

d.	The methods used to distribute their products or provide their services; and
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Target has carefully considered the above criteria in assessing if there are one or two segments, and believes that while a sound argument could be made for aggregation, there are subtle differences between the two, which, especially in light of the potential benefits of providing information to stakeholders, has led the Target to revise its reporting to include two segments, to the degree possible.

a.	Products for both SBG and Virtual Sports operate in the same industry. SBG includes a physical terminal as well as full visibility on all stakes and pay-outs in real time. Virtual Sports, while also available in retail outlets has an online product offering, and in some cases there is not full integration into the customer’s bet management system.
b.	The development side of SBG and Virtual Sports includes similar processes, albeit with subtly different specific skill sets. Assembly of terminals is important for SBG but is not applicable in Virtual Sports.
c.	There is a large degree of overlap between the customers of SBG and Virtual Sports.
d.	Unlike Virtual Sports, SBG involves physical deployment of terminals.
e.	Both SBG and Virtual Sports operate in the same highly regulated world of gambling, although in certain jurisdictions the products are scrutinized under different specific legislation.

(Comment 8 continued)

Additionally, please address the following items:

a. Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM. Indicate whether each product line has a manager that oversees the line.

The CODM is Luke Alvarez, Chief Executive Officer (CEO). The CEO, together with his direct reports, constitute the “Exec Board” which manages the business on a day to day basis as an operational management team. The Exec Board comprises: Chief Financial Officer (CFO); Chief Operations Officer (COO); Chief Product Officer (CPO); Chief Technical Officer (CTO); Chief Legal Officer (CLO); and two Chief Commercial Officers (CCOs) who have product line responsibility for the two product lines of SBG and Virtual Sports.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

b. Describe the information regularly provided to the CODM and how frequently it is prepared.

Management information is provided monthly and is reviewed by the Exec Board, including the CODM. The management information provides analysis of revenues and gross margin, before depreciation and amortization, by product line and by territory. There are a number of direct costs, such as service engineers who only service UK SBG machines, who are allocated to UK SBG. The balance of Selling, General and Administration Expenses can be divided into costs which are capable of allocation between product lines and those which are completely shared functions such as finance and human resources.

c. Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The budget is prepared on a bottom up basis by the Product Line CCOs. Revenue and cost of sales (excluding depreciation and amortization) forecasts are built up at a detailed level by customer and territory for each product line. The CCOs work with the CPO, CTO and COO to determine the required technical and development resources needed to deliver and support these levels of business activity. The budget goes through several stages of review by the Exec Board, including the CODM, to ensure that all resources are properly synchronized to deliver the budget for each product line and for the overall business. Where there are competing demands for resource between product lines the CODM has the final decision as to the allocation of those resources in the budget. The budget is then presented to the Board of Directors for approval by the Product Line CCOs, the COO, the CFO and the CODM.

d. Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,

As described above, in the response to Comment 8.b, the actual results compared to budget are reviewed monthly by the Exec Board, including the CODM.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

October 31, 2016

e. Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Each member of the Exec Board receives a salary or consultancy fee. All bonus payments are discretionary and not contractual. Bonuses are proposed by the CODM, based on individual performance against targets, and must be approved by the remuneration committee.

Should you have any questions or comments regarding the Company’s responses to the Staff’s Comment Letter, please contact our counsel Peter G. Smith at Kramer Levin Naftalis & Frankel LLP at (212) 715-9401 or via e-mail at psmith@kramerlevin.com.

Sincerely,

Hydra Industries Acquisition Corp.

By:	/s/ A. Lorne Weil
Name: A. Lorne Weil
Title: Chief Executive Officer

cc:	Peter G. Smith, Esq.